SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 20, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On August 20, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing its cash dividend for the quarter ended June 30, 2013, and its financial results for the second quarter and six months ended June 30, 2013. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On August 20, 2013 the Navios Group, composed of Navios Maritime Holdings Inc. (“Navios Holdings”), Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”), issued a press release announcing the formation of Navios Europe Inc. (“Navios Europe”) pursuant to a letter of intent signed with HSH Nordbank AG (“HSH”). Navios Europe, which will initially acquire five product tankers and five container vessels from debtors of HSH, is owned 47.5% by Navios Holdings, 47.5% by Navios Acquisition and 5% by Navios Partners. Navios Europe is expected to take ownership of all 10 vessels by November 1, 2013, at which point management of the remaining vessels will be transferred as well. The transaction is subject to a number of conditions, and no assurance can be provided that the transaction will be concluded as contemplated, if at all. A copy of the press release is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

The information contained in this report, except the second and third paragraph of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Acquisition, is hereby incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 20, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated August 20, 2013

99.2	Press Release dated August 20, 2013